SAMSUNG
ELECTRONICS

07020648

SEC MAIL RECEIVED PROCESSING
JAN 25 2007
WASH. D.C. 199 SECTION

**SAMSUNG ELECTRONICS CO., LTD.**
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 22, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

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ELECTRONICS



January 22, 2007

# Investment in Memory Lines

On January 22, 2007, the management committee of Samsung Electronics authorized an investment in expanding and upgrading the existing Memory lines 7 to 14.

- Investment amount: KRW 999 billion
- Products: Memory products including DRAM and Flash
- Purpose: To meet the growing market demand by enhancing production capacity and to improve profitability by strengthening cost competitiveness